UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

04005842

PROCESSED
FEB 11 2004
THOMSON
FINANCIAL

January 16, 2004

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-16-2004

Jerry E. Whitson
Hunton & Williams LLP
200 Park Avenue
New York, NY 10166-0136

Re: Kraft Food Inc.
Incoming letter dated December 16, 2003

Dear Mr. Whitson:

This is in response to your letter dated December 16, 2003 concerning the shareholder proposal submitted to Kraft by the MMA Praxis Value Index Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Mark A. Regier
MMA Praxis Value Index Fund
1110 North Main Street
P.O. Box 483
Goshen, IN 46527

1103882

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
200 PARK AVENUE
NEW YORK, NEW YORK 10166-0136

TEL 212 • 309 • 1000
FAX 212 • 309 • 1100

JERRY E. WHITSON
DIRECT DIAL: 212-309-1060
EMAIL: jwhitson@hunton.com

December 16, 2003

FILE NO: 59109.000023

By Hand
Paula Dubberly
Chief Counsel
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Mark A. Regier

Dear Ms. Dubberly:

Kraft Foods Inc. (the "Company") has received a shareholder proposal requesting that the Board of Directors of the Company "review its policies related to the effects of the steep decline in coffee prices and publish a report" (the "Proposal"). The Proposal was submitted by Mark A. Regier on behalf of MMA Praxis Value Index Fund, the beneficial owner of 6,153 shares of the Company's common stock (the "Proponent"). A copy of the Proposal is attached as Exhibit A.

By copy of this letter, the Company notifies the Proponent of its intention to omit the Proposal from the Company's proxy statement and form of proxy for the 2004 annual meeting of shareholders. This letter constitutes the Company's statement of the reasons it deems the omission to be proper.

On behalf of the Company and in accordance with Securities Exchange Act Rule 14a-8, we respectfully request that the Staff of Division of Corporation Finance (the "Staff") not recommend any enforcement action if the Proposal is omitted for the reasons set forth below. We have been advised by the Company as to the factual matters in this letter. The annual meeting is scheduled for April 27, 2004. Pursuant to paragraph (j) of Rule 14a-8, enclosed are six copies of this letter, the Proposal and the supporting statement.

The Proposal

The resolution portion of the Proposal reads as follows: "Resolved: That the shareholders request the Board of Directors to review its policies related to the effects of the steep decline in

coffee prices and publish a report prepared at reasonable expense, omitting proprietary information, and made available to shareholders by October 2004."

Grounds for Omission

The Proposal may be omitted from the Company's 2004 proxy materials for each of the following, separately sufficient, reasons:

(i) pursuant to Rule 14a-8(i)(10) because it has been substantially implemented and is therefore moot; and

(ii) pursuant to Rule 14a-8(i)(7) because it pertains to the ordinary business operations of the Company.

I. The Proposal is excludable under Rule 14a-8(i)(10) because it has been substantially implemented.

Rule 14a-8(i)(10) permits the exclusion of a proposal that has already been substantially implemented. A company has substantially implemented a shareholder proposal if the company's relevant policies, practices and procedures "compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991). If a company has already implemented policies and procedures relating to the subject matter of a proposal or has implemented the essential objectives of the proposal, the Staff has consistently concluded that the proposal has been substantially implemented. *See* The Talbots, Inc. (April 5, 2002) (proposal asking company to commit to the implementation of a code of conduct based on ILO human rights standards was excludable because the company had already established and implemented the Standards for Business Practice and the Labor Law Compliance Program and Code of Conduct for Suppliers); The Gap, Inc. (March 16, 2001) (proposal requesting a report on child labor practices of the company's suppliers was excludable because the company had an established code of vendor conduct, monitored compliance and published information relating thereto); Kmart Corporation (February 23, 2000) (substantially same); Nordstrom, Inc. (February 8, 1995) (proposal requesting that the company's board commit to a code of conduct and describe current practices and future plans related to labor issues was excludable because the company had similar policies in place).

The Proposal asks the Board of Directors of the Company to review its policies with respect to the effects of the decline in coffee prices and to publish a report. The Company's Board of Directors has reviewed its policies related to the effects of the steep decline in coffee prices as recently as earlier this month, and the Company has published reports on the subject that are currently available to shareholders and other interested persons on the Company's website at

www.kraft.com under the heading, "Sustainable Coffee." The website includes the reports and press releases attached hereto as Exhibits B, C, D-1 and D-2. As is evident from a review of these materials, the Company has substantially implemented the matters addressed in the Proposal, through the following:

- its multi-year partnership with Rainforest Alliance, a leading international conservation organization advocating sustainability of coffee production in Latin America, through which the Company supports technical assistance and training to improve living and working conditions on coffee farms and certification of the performance of those farms, purchases significant and increasing amounts of certified sustainable coffee and stimulates consumer demand through the introduction of 100% certified brands in key market sectors;

- its ongoing work with local coffee organizations, international development groups and government agencies, to improve agricultural and environmental practices in coffee-producing countries;

- its financial support of broader community-based assistance programs in countries that are among the most affected, by partnering with local charitable organizations through the *Kraft Cares* philanthropic outreach program to address needs in the affected communities; and

- its continued willingness to respond to inquiries and engage in discussions with respect to matters relating to the subject of the Proposal.

The Company intends to continue its participation in these initiatives and to continue to make the information sought by the Proposal available on its website.

The Company's reports not only respond in full to the Proposal's resolution (which is all the Company is required to do to have substantially implemented the Proposal), but they also respond squarely to each of its "whereas" clauses and to the supporting statement. Set forth below is the text of each such clause together with an example of how the Company's website addresses the issue:

Proposal: "Shareholders increasingly evaluate companies on their financial, environmental and social performance – the triple bottom line. Some companies have published sustainability reports and are taking a long-term approach to creating shareholder value by embracing opportunities and managing risks derived from economic, environmental and social developments;"

Response: **As described more fully above, the Company has published two reports, issued press releases, entered into partnerships and maintains a section of its website dedicated specifically to this subject matter.**

Proposal: "We believe the sustainability of corporations is connected to the economic sustainability of their workers and the communities where corporations operate and sell products. Workers need to have the purchasing power to meet their basic needs. Effective corporate policies can benefit both communities and corporations."

Company's Report: **"We have been working with local coffee organizations, international development groups and government agencies to improve agricultural and environmental practices in coffee-growing countries, thereby helping farmers produce better quality beans that command higher prices.**

In addition to these sector-specific improvement efforts, we continue to support broader community-based assistance programs in countries that are among the most affected. Partnering with local charitable organizations through our *Kraft Cares* philanthropic outreach program, we have funded initiatives in coffee-growing countries that work to address important needs in these communities."

Proposal: "We believe Kraft faces a serious threat to the stability and quality of its coffee supply and the long-term sustainability and profitability of its coffee business;"

Company's Report: **"Since we do not own or control any coffee farms or plantations, our growing global coffee business makes us dependent on the ability of farmers to continue to grow coffee in the quantity and of the quality that consumers require. This is one reason we support efforts to strengthen agricultural expertise in the coffee-growing sector."**

Proposal: "Procter & Gamble told online publication *Eldis*: "One of our biggest concerns is the long-term supply of high quality coffee beans. At this point the farmers are unable to reinvest funds into improving quality, they're not getting a strong return for their coffee beans. That's a concern for us, we have the no. 1 coffee brand in North America, we did that by giving consumers very high quality coffee and we're concerned that that might not be available.";

Company's Report: **"After a period of above average prices in the late 1990s, coffee growers are now facing a difficult environment, with abundant world supplies driving prices sharply downward in the past several years. While consumers have benefited from lower prices, many farmers and their families who depend on coffee as an important cash crop are struggling or are unable to continue to make a living growing coffee. In addition, some farmers may have difficulty paying for necessary labor and material to cultivate their farms and produce coffee of the desired quality."**

Proposal: "House Resolution 604 and Senate Resolution 368, both passed unanimously in November 2002, stated that world coffee prices have declined nearly 70% since 1997, recently reaching their lowest level in a century;"

Company's Report: **"Coffee, like most other commodities, is traded on the open market and its price fluctuates according to supply and demand. While demand has grown steadily over the past decade, abundant coffee harvests in the last several years have led to significant supplies of coffee on the market, resulting in unusually low prices and economic distress for many coffee farmers. The solutions to this issue are complex and require the participation of the coffee industry, governments and international organizations."**

Proposal: "Coffee farmers, mostly poor smallholders, are now often forced to sell their coffee for less than it costs to produce;"

Company's Report: **"Since the early 1990s, we have been active in a number of projects to help farming communities improve the quality of their coffee and the sustainability of their farms.**

After a period of above average prices in the late 1990s, coffee growers are now facing a difficult environment, with abundant world supplies driving prices sharply downward in the past several years. While consumers have benefited from lower prices, many farmers and their families who depend on coffee as an important cash crop are struggling or are unable to continue to make a living growing coffee. In addition, some farmers may have difficulty paying for necessary labor and material to cultivate their farms and produce coffee of the desired quality."

Proposal: "Millions of coffee farmers now cannot afford basic necessities, including medicine and education for their children;"

Company's Report: **"We have been working with local coffee organizations, international development groups and government agencies to improve agricultural and environmental practices in coffee-growing countries, thereby helping farmers produce better quality beans that command higher prices.**

In addition to these sector-specific improvement efforts, we continue to support broader community-based assistance programs in countries that are among the most affected. Partnering with local charitable organizations through our *Kraft Cares* philanthropic outreach program, we have funded initiatives in coffee-growing countries that work to address important needs in these communities."

The Company's Report also contains references to specific programs such as the following:

"[The Company has] [a]ssisted with development of school facilities on seven coffee plantations in Panama, providing education and nutritious meals for children of coffee workers,

and providing an alternative to bringing their children with them into the fields."

Proposal: "In nations dependent on coffee exports, governments lack funds to maintain basic infrastructure, including hospitals and schools;"

Company's Report: **"In Peru, our industry development partnerships have resulted in the establishment of internationally recognized quality grading standards across the Peruvian coffee industry. This has facilitated an improvement in the price paid for Peruvian coffee, contributing to economic development in that country.**

In Vietnam, partnership projects have resulted not only in an improvement in the quality of coffee grown, but in important infrastructure enhancements that ensure more sustainable growing conditions for these higher value beans, benefiting the farmers and their families.

In the case of Colombia, efforts to upgrade water quality for coffee processing also helped improve the living standards of the farmers in the community. In addition to the installation of much-needed water treatment facilities and systems, sustainable agricultural techniques and training were also provided - a model which was embraced throughout the country."

Proposal: "The *Wall Street Journal* reported in July 2002 that the coffee crisis has forced many farmers to abandon their traditional land and even to emigrate;"

Company's Report: **"While our partnerships have helped to improve the long term economic, social and environmental viability of coffee producers in several countries, we remain concerned for farmers whose cost structure is too high for them to rely on coffee as a sole source of income. These farmers will require technical assistance, interim financing and freer access to markets for alternative crops to succeed in the future. Kraft will work with nongovernmental organizations, community**

groups and industry associations to encourage these measures as an important development priority of governments and multilateral institutions."

Proposal: "Fair Trade Certified coffee guarantees farmers a decent price, allowing farmers to feed their families, educate their children, and avoid cost-cutting practices that sacrifice coffee quality;"

"College students are increasingly organizing to switch their campuses to our competitors' Fair Trade Certified coffee;"

Company's Report: **"Companies like ours, governments, public interest groups and others are concerned about this situation and we are working to address the various issues related to coffee growing. While there is a range of opinions on the best approaches to these issues, we believe it is our responsibility to be an active participant in discussing sound approaches and to be a serious contributor to helping the world's coffee community remain healthy and vibrant.**

In October 2003, Kraft announced a new partnership with a leading international conservation organization, the Rainforest Alliance. The Rainforest Alliance and its sister organization, the Sustainable Agricultural Network (SAN), carry out sustainable agriculture programs in Latin America. Sustainable coffee production aims to grow coffee without damaging the environment, with improved social conditions for farmers and in a way that provides farmers with better returns for their coffee.

The partnership will encourage sustainability in coffee production in three ways: by agreeing to provide technical assistance and training to improve living and working conditions on coffee farms and certifying the performance of those farms; through Kraft's purchase of significant and increasing amounts of certified sustainable coffee and blending it into Kraft's mainstream coffee brands across Europe; and by stimulating consumer demand through the introduction of

100% certified brands in key market sectors within Western Europe and the US.

Kraft is providing capital to support the certification program in the first year. This grassroots support is vital to the long term sustainable development of coffee production. Kraft's initial commitment is to purchase 2,400 metric tons of certified coffee in the first year. Kraft aims to purchase increasing quantities in subsequent years as more certified coffee becomes available and demand increases. This is a significant amount of the current total output of Rainforest Alliance certified coffee and represents an important expansion of the global market for sustainable coffees."

Proposal: "We believe our company's lack of leadership in addressing this coffee crisis damages shareholder value by hurting its reputation with important stakeholders, including customers and key U.S. government officials concerned about stability in coffee-producing regions, and even threatening the reputation of Kraft's other products;"

Response: **The following are quotes from representatives of organizations we have partnered with in the past about our practices and leadership in this area:**

Company's Report: **"Thanks to the support of GTZ [German Development Aid Agency] and Kraft Foods on the project *Improving the Quality of Peruvian Coffee*, 250 technicians have received training in quality improvement, which has resulted in a significant improvement in the quality and image of Peruvian coffee internationally." Luis Navarro, President, Cámara Peruana del Café;**

"We appreciate the ongoing support of Kraft Foods in building up awareness for coffee quality improvement in Vietnam." Doan Trieu Nhan, VICOFA (Vietnamese Coffee and Cocoa Association);

"Kraft Foods establishes a long term cooperation, which guarantees the delivery of quality coffee according to international standards. The commitment of Kraft Foods is an excellent example of a successful cooperation between a multinational coffee roaster, an international development organization and cooperatives of a coffee-producing country." Hans Jochen Wiese, Chief Technical Advisor, UNDCP/UNOPS Program.

Proposal: "To ensure the continued quality of its coffee, the sustained profitability of its business, and its reputation for corporate responsibility, we believe that Kraft must help ensure a sustainable livelihood for the farmers who grow its coffee."

Company's Report: **"We have been working with local coffee organizations, international development groups and government agencies to improve agricultural and environmental practices in coffee-growing countries, thereby helping farmers produce better quality beans that command higher prices.**

In addition to these sector-specific improvement efforts, we continue to support broader community-based assistance programs in countries that are among the most affected. Partnering with local charitable organizations through our *Kraft Cares* philanthropic outreach program, we have funded initiatives in coffee-growing countries that work to address important needs in these communities.

Through this two-pronged approach of assisting with basic needs and improving education and training in struggling rural areas, we and our partners are helping build stronger, more sustainable coffee-growing communities."

II. The Proposal is excludable under Rule 14a-8(i)(7) because it pertains to the Company's ordinary business.

Rule 14a-8(i)(7) permits the omission of a shareholder proposal if it deals with a matter relating to the company's ordinary business operations. In Exchange Act Release 34-40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the general underlying policy of this exclusion is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

The Commission set forth two central considerations in the application of the ordinary business exclusion, the first being the subject matter of the proposal with respect to which the Commission found that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration set forth in the 1998 Release is "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Examples of ordinary business matters enumerated in the 1998 Release were "the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and *the retention of suppliers*" (emphasis added).

The Proposal runs afoul of both considerations. First, it requests a report on the effects of the steep decline in coffee prices. While coffee pricing is an important business issue for the Company, it does not involve what the Staff has recognized as a sufficiently significant policy issue as to transcend day-to-day business matters and be appropriate for a shareholder vote. Second, by concerning itself with the adequacy of coffee farmer income, the Proposal breaks the barrier against micro-managing business issues in precisely the manner the Staff has concluded that proposals concerning the adequacy of wage levels intrude upon management's prerogative to deal with the complexities of its business. *See* Wal-Mart Stores, Inc. (March 15, 1999); Kmart Corporation (March 12, 1999); The Warnaco Group, Inc. (March 12, 1999). The issue of coffee pricing involves a highly complex global system of commerce for a widely traded commodity product, and the monitoring of the interaction among coffee producers and producing countries and the selection of suppliers and structure of supply chains involves considerable hands-on work by a team of individuals at the Company.

These complexities include the Company's choice of suppliers, decisions as to what products to offer and how the Company should allocate its funds available for the purchase of raw materials. Each of these are areas which the Staff has recognized as falling within the province of ordinary business decisions that management is far better suited to make than shareholders. *See* Seaboard

Corporation (March 3, 2003) (permitting exclusion of proposal requesting report on use of antibiotics by company's hog suppliers); Hormel Foods Corporation (November 19, 2002) (permitting exclusion of proposal requesting report on use of antibiotics by company's meat suppliers); Alliant Techsystems Inc. (May 7, 1996) (permitting exclusion of proposal to adopt a "policy to end all research, development, production, and sales" of land mines because production of land mines was consistent in nature and purpose with other products of munitions manufacturer and thus this proposal posed no extraordinary social issues); Kmart Corporation (February 23, 1993) (permitting exclusion of proposal that subsidiary stop sales of violent and/or sexually explicit literature and media); The Kroger Company (March 23, 1992) (permitting exclusion of proposal relating to products and product lines retailed by the company including the choice of processes and supplies used in the preparation of its products); Borden, Inc. (January 16, 1990) (substantially same); McDonald's Corporation (March 9, 1990) (permitting exclusion of proposal to introduce "a vegetarian entrée whose means of production neither degrades the environment nor exploits other species").

While the Proposal requests that the Company publish a report on its views on coffee pricing, the Proponent's representative has informed the Company in conversations subsequent to submission of the Proposal that the Proponent's focus in any dialogue with the Company that would lead to withdrawal of the Proposal would be one in which the Company agreed to alter its purchasing and supply policies by pledging to purchase "fair trade" coffee. While the Company has pointed out to the Proponent that it has already issued the requested report and has offered to meet with the Proponent to discuss the Company's point of view and actions related to the current coffee price environment, the Proponent's representative has indicated to the Company that the Proponent would find it useful to meet with the Company to discuss the array of challenges facing the coffee sector and the Company's activities in this regard only if there is a reasonable likelihood that the Company would agree to change its purchasing and supply policies to offer "fair trade" coffee in the foreseeable future. Further evidence of the Proponent's actual goals can be found in the fact that the Proponent claims responsibility for persuading other companies to change suppliers by virtue of the filing and subsequent withdrawal of similar shareholder proposals, as confirmed by its press release (attached as Exhibit E) concerning its efforts on this subject. In that release, the Proponent announces that it was part of a coalition that successfully pressured a competitor of the Company to offer "fair trade" coffee and that, as a result, "the advocacy group has agreed to suspend its campaign against the corporation and the shareholders have withdrawn the resolution they had filed on the issue. . . . MMA is also participating in similar discussions with Kraft."

The substance of the disagreement between the Company and the Proponent boils down to the question of how best to implement the Company's policies. *See* 1998 Release ("This consideration [micro-management] may come into play in a number of circumstances, such as, where the proposal involves intricate detail, or seeks to impose specific time-frames or *methods*

for implementing complex policies" (emphasis added); Roosevelt v. E.I. Du Pont de Nemours, 958 F.2d 416 (D.C. Cir. 1992) (case concerning the company's decision to eliminate the production of CFCs where the company and the shareholder disputed the timetable for the phase-out of CFC production. The court noted that there was no debate about the policy issue and concluded that "what is at stake is the 'implementation of a policy' . . . a matter excludable under Rule 14a-8(c)(7)" [predecessor of Rule 14a-8(i)(7)]). As the Company's website clearly demonstrates, the Company has in place carefully considered policies to address coffee prices. The Proposal endeavors to compel the Company to purchase coffee from "fair trade" vendors, and thus probes too deeply into ordinary business issues. In fact, the Proponent's favored vendor's product accounts for a tiny fraction of the world's coffee market, and the Company believes its methods for implementing its policies are effective, appropriate and better suited to the conduct of its business than that advocated by the Proponent.

Conclusion

Based on the foregoing, the Proposal may be omitted from the Company's proxy materials. Should the Division have any questions or comments regarding this filing, please contact the undersigned at (212) 309-1060.

Thank you for your consideration in these matters.

Sincerely yours,

Jerry Whitson

Enclosures

cc: Marc S. Firestone
Mark A. Regier, MMA, Stewardship Investing Services Manager
Dr. Ruth Rosenbaum, Center for Reflection, Education and Action

EXHIBIT A

COFFEE CRISIS POLICY REPORT

WHEREAS:

Shareholders increasingly evaluate companies on their financial, environmental and social performance – the triple bottom line. Some companies have published sustainability reports and are taking a long-term approach to creating shareholder value by embracing opportunities and managing risks derived from economic, environmental and social developments;

We believe the sustainability of corporations is connected to the economic sustainability of their workers and the communities where corporations operate and sell products. Workers need to have the purchasing power to meet their basic needs. Effective corporate policies can benefit both communities and corporations.

We believe Kraft faces a serious threat to the stability and quality of its coffee supply and the long-term sustainability and profitability of its coffee business;

Procter & Gamble told online publication *Eldis*: "One of our biggest concerns is the long-term supply of high quality coffee beans. At this point the farmers are unable to reinvest funds into improving quality, they're not getting a strong return for their coffee beans. That's a concern for us, we have the no. 1 coffee brand in North America, we did that by giving consumers very high quality coffee and we're concerned that that might not be available.";

House Resolution 604 and Senate Resolution 368, both passed unanimously in November 2002, stated that world coffee prices have declined nearly 70% since 1997, recently reaching their lowest level in a century;

Coffee farmers, mostly poor smallholders, are now often forced to sell their coffee for less than it costs to produce;

Millions of coffee farmers now cannot afford basic necessities, including medicine and education for their children;

In nations dependent on coffee exports, governments lack funds to maintain basic infrastructure, including hospitals and schools;

The *Wall Street Journal* reported in July2002 that the coffee crisis has forced many farmers to abandon their traditional land and even to emigrate;

Fair Trade Certified coffee guarantees farmers a decent price, allowing farmers to feed their families, educate their children, and avoid cost-cutting practices that sacrifice coffee quality;

College students are increasingly organizing to switch their campuses to our competitors' Fair Trade Certified coffee;

We believe our company's lack of leadership in addressing this coffee crisis damages shareholder value by hurting its reputation with important stakeholders, including customers and key U.S. government officials concerned about stability in coffee-producing regions, and even threatening the reputation of Kraft's other products;

RESOLVED:

That the shareholders request the Board of Directors to review its policies related to the effects of the steep decline in coffee prices and publish a report prepared at reasonable expense, omitting proprietary information, and made available to shareholders by October 2004.

SUPPORTING STATEMENT

To ensure the continued quality of its coffee, the sustained profitability of its business, and its reputation for corporate responsibility, we believe that Kraft must help ensure a sustainable livelihood for the farmers who grow its coffee.

November 6, 2003

MMA®
Stewardship Solutions

1110 North Main Street
Post Office Box 483
Goshen, IN 46527

Toll-free: (800) 348-7468
Telephone: (574) 533-9511
Fax: (574) 533-5264
www.mma-online.org

Calvin Collier
Senior Vice President, General Counsel and Corporate Secretary
Kraft Foods, inc.
Three Lakes Drive
Northfield, IL 60093

Dear Mr. Collier:

I am writing to you on behalf of the MMA Praxis Value Index Fund, a current and long time shareholder in Kraft Foods.

On behalf of ourselves and other concerned shareholders within the socially responsible investment industry, we are submitting the attached proposal regarding Kraft's response to the effects of the recent steep decline in coffee prices for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Kraft stock for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholder's annual meeting. A letter verifying our ownership of Kraft shares from Fifth Third Bank, custodian of our portfolio, will arrive under separate cover shortly.

We are filing this resolution in order to preserve our rights as shareholder/owners of the company to have this issue thoughtfully addressed by the company at the upcoming shareholder's meeting. It is our hope, however, that direct dialogue with the company may lead to a mutually agreeable plan for our company's response to the crisis, allowing us to withdraw this resolution prior to the closing of Kraft's proxy.

We recognize and salute Kraft's recent announcement of purchasing and marketing agreements with Rainforest Alliance. Yet while this announcement is indeed momentous and a sign of Kraft's recognition of the need for sustainability in the coffee industry, we are concerned that the program's environmental focus may leave a critical component of the crisis insufficiently addressed—the fortunes of the coffee farmers and plantation workers. And it is the human element that much of the long-term sustainability of the coffee system depends. We seek a more holistic understanding of the company's response to various aspects of the coffee crisis and look forward to the opportunity to speak with you further.

While MMA is the lead (and only) filer of this resolution, we have commissioned Dr. Ruth Rosenbaum of CREA (Center for Reflection, Education and Action) to serve as primary contact on this matter moving forward. Please contact her at the address below. I would appreciate copies of any correspondence relating to this resolution and will be an active participant in any dialogues that may be established.

Sincerely,

Mark A. Regier
Stewardship Investing Services Manager

Cc:

John L. Liechty, Senior Vice President, MMA Financial Services

Paul Carothers, Vice President Public Affairs, Kraft Foods, Inc.

Dr. Ruth Rosenbaum
CREA
PO Box 2507
Hartford, CT 06146-2507
(860) 527-0455
crea-inc@crea-inc.org

EXHIBIT B


KRAFT FOODS | DEDICATED TO COFFEE
KRAFT

Millions of people around the world enjoy Kraft's great coffee brands each day. As one of the world's leading roasters and marketers of coffee, we have important responsibilities to many people, including our consumers, our retailers, our employees, and our shareholders, as well as to the thousands of coffee growers who provide the essential raw ingredients that make our products possible.

Kraft prides itself on bringing our consumers products that are a trusted and valued part of their lives. We have a strong global family of coffee brands and we foster their growth in a variety of ways, including quality improvements, geographic expansion into new markets, and constant innovation to meet the changing needs of our consumers. Building consumer interest in coffee is one of the most fundamental contributions we make each day to the future of the entire coffee sector.

Coffee growing is vital to our business and to the lives of millions of farmers around the world, and brings with it challenging social, environmental and economic issues that are of importance to a wide array of interests. Each of those interests – including growers, governments, coffee traders, roasting companies, consumers, public interest groups and others – can bring valuable knowledge and perspective to addressing these challenges. We are involved in working with others to find constructive approaches to these issues because it makes business sense to do so, and because it is consistent with our values as a company. We have a responsibility to be engaged participants in this search for solutions, and to take appropriate actions to help the world's coffee community remain healthy and vital.

We are proud of Kraft's strong coffee heritage, and are dedicated to ensuring a successful coffee future. We hope that you will find this brochure useful in understanding our approach, objectives and role in the global coffee business.

Sincerely,

Roger K. Deromedi   Betsy D. Holden

Roger K. Deromedi
Co-CEO, Kraft Foods Inc.
President & CEO
Kraft Foods International

Betsy D. Holden
Co-CEO, Kraft Foods Inc.
President & CEO
Kraft Foods North America



DEDICATED TO COFFEE

Across continents and cultures, Kraft's coffee brands are one of life's simple pleasures for millions of people. This is a source of special pride for thousands of Kraft employees, who are committed to providing our consumers with an enjoyable coffee experience that earns their loyalty and builds on the heritage of our brands. Through the experience and dedication of our people, Kraft has used innovation, quality and a focus on consumer satisfaction to grow our business and contribute to worldwide growth in coffee consumption.

Growing our business responsibly is a priority for Kraft Foods. Many groups have a strong direct linkage to our business – consumers, customers, employees, suppliers and investors are clear examples. But we also understand that we have other important stakeholders beyond those with whom we have direct business relationships, including the thousands of coffee farmers who are the source of ingredients that ultimately make our products possible.

After a period of above average prices in the late 1990s, coffee growers are now facing a difficult environment, with abundant world supplies driving prices sharply downward in the past several years. While consumers have benefited from lower prices, many farmers and their families who depend on coffee as an important cash crop are struggling or are unable to continue to make a living growing coffee. In addition, some farmers may have difficulty paying for necessary labor and material to cultivate their farms and produce coffee of the desired quality.

Companies like ours, governments, public interest groups and others are concerned about this situation and we are working to address the various issues related to coffee growing. While there is a range of opinions on the best approaches to these issues, we believe it is our responsibility to be an active participant in discussing sound approaches and to be a serious contributor to helping the world's coffee community remain healthy and vibrant.



IN PERU, OUR INDUSTRY DEVELOPMENT EFFORTS HAVE RESULTED IN THE ESTABLISHMENT OF INTERNATIONALLY RECOGNIZED QUALITY STANDARDS ACROSS THE PERUVIAN COFFEE INDUSTRY. THIS HAS RESULTED IN AN IMPROVEMENT IN THE PRICE PAID FOR PERUVIAN COFFEE AND MORE DIRECT BENEFITS FOR THE COUNTRY'S GROWERS.

DEDICATED TO THE EXTENDED COFFEE FAMILY

Seventy percent of the world's coffee continues to be grown on farms of less than 10 hectares. Of the world's 25 million farmers in the approximately 50 countries that grow coffee, most sell relatively small quantities, sometimes a total of only several bags per year.

Kraft enters the supply chain when it purchases its coffee – from cooperatives, exporters or worldwide trading houses. We then roast, blend, package and market the coffee, providing exciting and convenient products that appeal to a wide variety of coffee drinkers and drive overall demand.

Since we do not own or control any coffee farms or plantations, our growing global coffee business makes us dependent on the ability of farmers to continue to grow coffee in the quantity and of the quality that consumers require. This is one reason we support efforts to strengthen agricultural expertise in the coffee-growing sector.

Since the early 1990s, we have been active in a number of projects to help farming communities improve the quality of their coffee and the sustainability of their farms.

PRIVATE-PUBLIC PARTNERSHIPS

We have been working with local coffee organizations, international development groups and government agencies to improve agricultural and environmental practices in coffee-growing countries, thereby helping farmers produce better quality beans that command higher prices.

- In **Peru**, our industry development partnerships have resulted in the establishment of internationally recognized quality grading standards across the Peruvian coffee industry. This has facilitated an improvement in the price paid for Peruvian coffee, contributing to economic development in that country.

- In **Vietnam**, partnership projects have resulted not only in an improvement in the quality of coffee grown, but in important infrastructure enhancements that ensure more sustainable growing conditions for these higher value beans, benefiting the farmers and their families.

- In the case of **Colombia**, efforts to upgrade water quality for coffee processing also helped improve the living standards of the farmers in the community. In addition to the installation of much-needed water treatment facilities and systems, sustainable agricultural techniques and training were also provided – a model which was embraced throughout the country.

In addition to these sector-specific improvement efforts, we continue to support broader community-based assistance programs in countries that are among the most affected. Partnering with local charitable organizations through our *Kraft Cares* philanthropic outreach program, we have funded initiatives in coffee-growing countries that work to address important needs in these communities. For example, Kraft has:

- Supported programs in Costa Rican coffee communities to provide daily meals and improved education for children whose parents work on coffee farms;
- Provided Kraft experts to assist with food industry economic diversification efforts in Honduras through the United Nations Volunteers program;
- Funded vocational training in Nicaragua focused on sustainable agriculture for coffee and other crops;
- Assisted with development of school facilities on seven coffee plantations in Panama, providing education and nutritious meals for children of coffee workers, and providing an alternative to bringing their children with them into the fields.

Through this two-pronged approach of assisting with basic needs and improving education and training in struggling rural areas, we and our partners are helping build stronger, more sustainable coffee-growing communities.

DEDICATED TO PARTNERS

We are proud of our success in helping farmers in several important coffee-producing countries improve practices and strengthen their communities.

But in each case, the success of these efforts has been built on strong local relationships and the technical expertise of important governmental and nongovernmental partners. The dedication of our partners has been a key ingredient in developing programs with lasting impact.

Among those with whom we have partnered in the past are:

German Development Aid Agency (Gesellschaft für Technische Zusammenarbeit – GTZ) is a government-owned entity aimed at improving the political, economic, ecological and social environments within the countries that trade with Germany. Partnerships with GTZ in Peru, Colombia and Vietnam have helped numerous coffee farmers through the provision of equipment, quality assessments, recommendations for quality improvements, training, and technical and financial assistance.

United Nations Office for Project Services (UNOPS) is an arm of the United Nations that provides project-management services in every field where the UN has a mandate. Because it operates like a business, UNOPS combines the competitive edge of a private-sector enterprise with the humanitarian goals of the United Nations. Starting in 1994, Kraft worked on a multi-year project with UNOPS to help improve quality control practices and identify improvements in processing to help raise the quality of Peruvian coffee and pave the way for the development of broader scale commercial improvements for its coffee exports.

Central de Cooperativas Agrarias Cafetaleras (COCLA) is a Peruvian organization representing 21 affiliated cooperatives and 19 producers. Kraft has been working with COCLA to help its member coffee producers achieve higher quality results, improve coffee production and marketing, and supply its customers with consistent and high quality coffee.

Colombian Coffee Federation (FNC) is entirely owned and controlled by the country's 500,000 coffee farmers. As a nonpolitical, commercial enterprise, the group strives to ensure a consistent quality of coffee crops, while investing in the local Colombian community and promoting Colombian coffee abroad. In the mid-1990s, Kraft worked with the FNC to identify and address practices that were having a negative environmental impact and affecting the water quality of its farming communities.

While our partnerships have helped to improve the long term economic, social and environmental viability of coffee producers in several countries, we remain concerned for farmers whose cost structure is too high for them to rely on coffee as a sole source of income. These farmers will require technical assistance, interim financing and freer access to markets for alternative crops to succeed in the future. Kraft will work with nongovernmental organizations, community groups and industry associations to encourage these measures as an important development priority of governments and multilateral institutions.



"THANKS TO THE SUPPORT OF GTZ AND KRAFT FOODS ON THE PROJECT *IMPROVING THE QUALITY OF PERUVIAN COFFEE*, 250 TECHNICIANS HAVE RECEIVED TRAINING IN QUALITY IMPROVEMENT, WHICH HAS RESULTED IN A SIGNIFICANT IMPROVEMENT IN THE QUALITY AND IMAGE OF PERUVIAN COFFEE INTERNATIONALLY."

LUIS NAVARRO, President, Cámara Peruana del Café

"WE APPRECIATE THE ONGOING SUPPORT OF KRAFT FOODS IN BUILDING UP AWARENESS FOR COFFEE QUALITY IMPROVEMENT IN VIETNAM."

DOAN TRIEU NHAN, VICOFA (Vietnamese Coffee and Cocoa Association)

"KRAFT FOODS ESTABLISHES A LONG TERM COOPERATION, WHICH GUARANTEES THE DELIVERY OF QUALITY COFFEE ACCORDING TO INTERNATIONAL STANDARDS. THE COMMITMENT OF KRAFT FOODS IS AN EXCELLENT EXAMPLE OF A SUCCESSFUL COOPERATION BETWEEN A MULTINATIONAL COFFEE ROASTER, AN INTERNATIONAL DEVELOPMENT ORGANIZATION AND COOPERATIVES OF A COFFEE-PRODUCING COUNTRY."

HANS JOCHEN WIESE, Chief Technical Advisor, UNDCP/UNOPS Program

DEDICATED TO BUILDING CONSUMER DEMAND THROUGH INNOVATION AND EXPANSION

Coffee, like most other commodities, is traded on the open market and its price fluctuates according to supply and demand. While demand has grown steadily over the past decade, abundant coffee harvests in the last several years have led to significant supplies of coffee on the market, resulting in unusually low prices and economic distress for many coffee farmers. The solutions to this issue are complex and require the participation of the coffee industry, governments and international organizations.

The central role Kraft can play is to continue building consumer confidence and demand in coffee products. After all, satisfied consumers are at the heart of the long term success and viability of the coffee industry. A loss of consumer interest in coffee because it does not satisfy their taste or lifestyle would only result in a further imbalance within the coffee market, affecting the entire coffee industry.

By developing new and exciting coffee products, expanding ease of access to coffee in the workplace and other away-from-home settings, and creatively marketing coffee to different cultures and age groups, Kraft creates and markets products that appeal to a broader consumer base and meet the unique tastes and diverse lifestyles of coffee drinkers in both established and new markets around the world.



Maxwell House

MAXWELL HOUSE: BRIDGING TRADITIONS FROM THE U.S. TO CHINA

In 1892, when Joel Cheek first brought his special coffee blend to the Maxwell House hotel in Nashville, Tennessee, he never could have imagined that its popularity would spread to countries as diverse as the UK, Russia, Poland, Taiwan and Lithuania. The brand that is always known as "Good to the Last Drop" in the U.S. has been innovatively expanded to countries around the world, including China, a nontraditional coffee market and the most populous nation on earth. Through convenient packaging and product offerings, Maxwell House has been expanding its popularity in this important market by introducing new flavors such as mochaccino, café vanilla and café chai – a delicious blend of both coffee and tea.



JACOBS

JACOBS: EXPANDING LOCAL FAVORITES GLOBALLY

In 1895, Johan Jacobs opened a small coffee and tea shop in Bremen, Germany, and immediately advertised "impeccable goods at reasonable prices." Jacobs coffees have expanded their popularity beyond their German origin to other European markets, Russia, the Middle East, Australia and elsewhere, illustrating the potential for growth through the introduction of established brands into new markets. Jacobs has successfully complemented our local brand offerings in developing markets by providing consumers with a premium, high quality coffee line that satisfies the tastes of coffee aficionados around the world.



Perfect

KENCO: INNOVATING PRODUCTS AND AVAILABILITY

In 1923, a cooperative of Kenyan coffee growers set up the Kenyan Coffee Company to export high quality beans to Great Britain. With roots in roast and ground coffee products, Kenco has established itself as a local soluble coffee favorite in the UK through constant innovation in variety, quality and convenience. The expansion of premium freeze-dried instant packets into single-country origin and organic offerings has been further broadened with the introduction of convenient single-serve "sticks" and ready-to-drink varieties. Kenco products are available as well in a host of formats for bars, restaurants, hotels and offices, placing Kenco at the forefront of innovation in both at-home and away-from-home coffee sectors.

Kraft coffee brands can be purchased in more than 90 countries. We continue to grow our coffee business around the world by providing delicious coffee choices for consumers in our newer markets in Central and Eastern Europe and Asia. Kraft is now the number two coffee company in Central and Eastern Europe and holds leading coffee share positions in developing countries as diverse as Bulgaria, Latvia, Morocco, Poland, Turkey and Ukraine. We have applied our experience in traditional coffee-consuming countries to build coffee consumption in developing markets through attractive and convenient products such as our three-in-one coffee, creamer and sugar mixes, which were first introduced in China and are now available across Southeast Asia.


GEVALIA
Experience love at first sip
MAXWELL HOUSE
麥斯威爾
新
冰咖啡
全新酷体验

KRAFT CREATES AND MARKETS PRODUCTS THAT APPEAL TO A BROAD CONSUMER BASE AND MEET THE UNIQUE TASTES AND DIVERSE LIFESTYLES OF CONSUMERS AROUND THE WORLD. 7


Maxwell House
ORIGINAL
Taste coffee as fresh as the morning.
Introducing the Fresh Seal from Maxwell House.
SAIMAZA
Espresso
ice cappio
JACOBS

DEDICATED TO THE FUTURE

We understand the complexity of the challenges currently facing coffee growers and are committed to contributing to meaningful solutions. As a crucial link in the coffee chain, our central role is to continue successfully building consumer interest and demand for coffee in new and existing markets around the world. But we also understand the need to do more. We will continue to develop projects and partnerships providing direct practical assistance to improve opportunities for coffee farmers, their families and their communities. We appreciate the commitment, energy and essential contributions of those who have been our partners, and look forward to future collaborations with others who are dedicated to coffee.


HAWAII (U.S.)
MEXICO
GUATEMALA
HONDURAS
EL SALVADOR
COSTA RICA
PANAMA
COLOMBIA
ECUADOR
PERU
BOLIVIA
CUBA
HAITI
DOMINICAN REPUBLIC
PUERTO RICO (U.S.)
JAMAICA
NICARAGUA
VENEZUELA
BRAZIL
COTE D IVOIRE

WORLD COFFEE PRODUCING COUNTRIES

- Top 10 Coffee Producing Countries
- Coffee Producing Countries

2001 WORLD'S LEADING COFFEE IMPORTERS

Country	Million 60-kg bags
United States	21.4
Germany	15.1
Japan	7.1
France	6.9
Italy	6.6
Spain	4.1
Belgium/Luxembourg	3.4

Source: International Coffee Organization

2001 WORLD'S LEADING COFFEE EXPORTERS

Country	Million 60-kg bags
Brazil	23.2
Vietnam	13.9
Colombia	9.9
Indonesia	5.0
Guatemala	4.5
India	3.8
Mexico	3.4

Source: International Coffee Organization




INDIA
VIETNAM
PHILIPPINES
YEMEN
SUDAN
ETHIOPIA
CAMEROON
UGANDA
KENYA
SAO TOME
& PRINCIPE
BURUNDI
TANZANIA
ANGOLA
MADAGASCAR
ZIMBABWE
SOUTH AFRICA
INDONESIA
PAPUA
NEW GUINEA

Kraft Foods is one of the largest global coffee roasters in the world with annual sales that equate roughly to 94 billion cups of coffee, brewed from over 10 million bags of coffee sourced from growers in 45 coffee-producing countries.

For more information, please contact:

Public Affairs
Kraft Foods Inc.
800 Westchester Avenue
Rye Brook, NY 10573

kfiinformation@kraftintlhq.com



KRAFT

www.kraft.com

Kraft Foods is the largest branded food and beverage company headquartered in the United States and the second largest worldwide. Kraft Foods markets many of the world's leading food brands, including *Kraft* cheese, *Jacobs* and *Maxwell House* coffees, *Nabisco* cookies and crackers, *Philadelphia* cream cheese, *Oscar Mayer* meats, *Post* cereals and *Milka* chocolates, in more than 150 countries.



BRINGING WORLD COFFEE TASTES TO VIETNAM AND VIETNAMESE COFFEE TO THE WORLD

SITUATION

In the early 1990s, Vietnam's coffee sector dramatically extended its growing capacity to compete in the global market with attractively priced beans. Vietnam is now the world's second-largest coffee exporter behind Brazil.

Vietnam has also tried to spur domestic demand for coffee by introducing international tastes and blends, merging the western coffee house culture with the traditional "tea culture" of the country.

In the face of abundant supplies and the accompanying low prices, the government is implementing a program to reduce coffee production by 20% and find alternatives for the growers (e.g., cocoa). At the same time, robusta coffee production will be reduced by 30% in favor of higher value arabica beans.

KRAFT'S ROLE

Kraft recognized the expansion of Vietnamese coffee production and its importance to the global coffee sector. In 2000, Kraft began collaborating with the German Development Aid Agency (GTZ), to support a more sustainable domestic coffee sector.

The goal of the program is to enable sustainable production of arabica coffee beans through improved agricultural and environmental practices, thereby helping Vietnamese farmers reduce reliance on overabundant and lower priced robusta coffee, ultimately improving the standard of living for small farming households and communities. Kraft also provided for basic infrastructure needs (clean water, health care, education) for small growers and their families.

The project is focused in the Tan Lam region where close to 2,000 farmers grow coffee. Kraft's local partner, Tan Lam Pepper Company, is serving as an agricultural service provider, buying coffee cherries and processing them into exportable product. Through the GTZ partnership, existing processing facilities have been upgraded and can now produce quality coffee that sells at a higher price on international markets. A field book to record daily activities and track income and expenditures has been provided to farmers for evaluation purposes. For the first time, farmers are meeting to exchange ideas and discuss farming methods. As a result, they are helping one another improve technique and coffee bean quality.

In addition to quality improvement initiatives, the project aims to reduce environmental impact by minimizing water use, providing wastewater treatment, reusing processing residues, and implementing environmental monitoring systems, with the goal of gaining the globally recognized ISO 14001 certification. In the future, environmental efforts will likely address the impact of fertilizers, higher energy demands in processing and identification of alternative energy sources.

OUTCOME

Despite only being launched in 2000, significant progress has already been made. Both the Tan Lam Pepper Company and the coffee farmers are receiving higher prices for their better coffee quality and improved access to world markets. The project has also expanded and diversified the Vietnamese workforce, which is largely based in rural areas.





EXPANDING CAPACITY AND ACCESS TO GLOBAL MARKETS FOR COFFEE FARMERS IN PERU

SITUATION

Entering the 1990s, Peru was not benefiting from many aspects of the increasingly globalized economy. A number of domestic factors also weakened the country's global footing. The lack of infrastructure and industry, coupled with exposure to external debts, spending deficits, along with populations of impoverished and marginalized communities, had left Peru in a dire situation. In addition, both rural and urban regions suffered from regional strife and volatility. Coffee production was not a major force in the country's domestic economy and had virtually no presence on global commodity trading floors due to erratic quality and a poorly organized domestic coffee sector.

KRAFT'S ROLE

As a major global coffee roaster and marketer, Kraft is always looking for opportunities to improve and diversify the global supply of quality coffee beans. It also recognizes that as a $30 billion global company, its business decisions can have a significant impact on the communities where it sources, processes and sells its products, and it takes this responsibility seriously.

Kraft has been working actively with Peruvian coffee farmers, government institutions and development organizations to establish recognized quality standards for Peruvian coffee exports and promote sustainable agricultural practices.

In 1994, a multi-year partnership was initiated with the United Nations Office for Project Services (UNOPS) and a significant local coffee cooperative, Central de Cooperativas Agrarias Cafetaleras (COCLA), to improve the quality of Peruvian coffee through financial and technical support and workforce training. This pilot program was established to demonstrate opportunities for higher quality coffee production in the local environment. A test kitchen was established and overseen by trained experts to provide farmers with quality assessments and recommendations for improving processing methods. The project identified opportunities to improve quality characteristics, paving the way for

development of broader scale commercial improvements in coffee for export to world markets. Output from this pilot program was used to launch our German *El Condor* brand, a 100% Peruvian coffee sold for use in offices, restaurants and other away-from-home settings.

Building on the successful momentum of this project, another partnership was established in 1999, with the German Development Aid Agency (GTZ) and the Cámara Peruana del Café (CPC), an association of Peruvian export companies. This partnership sought to broaden the improvements in Peruvian coffee quality and establish and implement recognized coffee quality grading standards on a national scale.

With participation and support throughout the Peruvian coffee industry, including growers, exporters and the government agricultural ministry, the project focused on reducing bean defects and upgrading antiquated processing and drying systems. A laboratory was established for quality assessment, and the industry worked together to formalize consistent grading standards to be applied throughout the country. In an effort to ensure the long term sustainability of these efforts, a training program was put into place, improving the capacity and technical skills of farmers. By assisting in the development of curricula and collateral materials, both the technical capabilities and communication among all stakeholders in the supply chain has improved. Thus far, more than 200 farmers, coffee traders and exporters have received intensive training focused on how best to achieve these standards and gain the market benefit that flows from higher quality coffees. New on-the-ground training efforts have now been expanded throughout the industry and importantly to more farmers, who better benefit from the direct training.

OUTCOME

All of these activities, in which Kraft is just one of many partners and stakeholders, have had a measurable impact on the lives of the more than 200,000 farmers and exporters in the Peruvian coffee sector. Importantly, these efforts have contributed to a 300-basis point improvement in the relative value for Peruvian coffee in the NYBOT (New York Board of Trade) evaluation system. As a result, Peruvian farmers have improved their earnings and achieved greater economic stability.

Peru is now counted among the leading coffee exporting nations of South America, with strengthened global demand for its coffees. Lufthansa, the German airline, for example, provides the 100% Peruvian coffee, *El Condor*, on its flights and at check in counters.

In recognition of Kraft's contribution, the Peruvian Ambassador to Germany, His Excellency Alfredo Novoa-Peña recently thanked Kraft for its "valuable service to the coffee industry in Peru, which has led to improved quality standards and access to the European market," noting, "coffee farmers are now exporting 30 to 40 percent more coffee."





BRINGING ENVIRONMENTAL IMPROVEMENTS TO COLOMBIA'S COFFEE SECTOR

SITUATION

Colombia has been producing and exporting high quality coffee for decades. The country produces the bulk of the world's high quality arabica coffee and, as a major export, coffee production contributes significantly to the national economy. Not surprisingly, Colombia's coffee sector is well organized and highly advanced in terms of its structure, technical potential, expertise and quality control. However, concerns have been raised about environmental issues related to coffee production such as contamination of surface and ground water, use of chemical pesticides and fertilizers, and excess erosion.

KRAFT'S ROLE

Kraft recognized that in order to ensure an adequate supply of quality coffee beans, careful attention and commensurate resources must be devoted to responsible land stewardship and sustainable agriculture practices.

For decades, Kraft has maintained a permanent presence in Colombia through its coffee-buying affiliated company, TALOCA. In 1995, Kraft conducted a study on the environmental effects of coffee production in Colombia. The results prompted a joint initiative between Kraft, the Colombian Coffee Growers Association (FNC) and the German Development Aid Agency (GTZ) to reduce the environmental impact of coffee growing. The overall objective of the project was to improve the water quality and living conditions of small coffee crop holders within the project region, the "El Macho" river valley in the Quindio region.

To improve water quality, the partnership installed aquapulpers and treatment systems to clean water used in processing the harvested coffee beans. The treated and cleaned water is then returned to its source, improving local water quality for the farming community. The project also included a package of measures to improve sustainability of coffee growing in Colombia: implementation of measures to prevent erosion; introduction of new environmentally friendly coffee wet-processing machines; and the institution of production safety rules and good agricultural practices such as crop rotation and shade growing.

OUTCOME

As a result of the effectiveness of the installed aquapulpers and treatment systems, the FNC has put this system into widespread use in Colombia. Additionally, the system has served as an example for similar practices in other coffee-growing countries.



Rainforest Alliance

EXHIBIT C



PARTNERSHIP WITH RAINFOREST ALLIANCE TO BUILD SUSTAINABLE COFFEE PRODUCTION IN LATIN AMERICA

A NEW PARTNERSHIP

In October 2003, Kraft announced a new partnership with a leading international conservation organization, the Rainforest Alliance. The Rainforest Alliance and its sister organization, the Sustainable Agricultural Network (SAN), carry out sustainable agriculture programs in Latin America. Sustainable coffee production aims to grow coffee without damaging the environment, with improved social conditions for farmers and in a way that provides farmers with better returns for their coffee.

The partnership will encourage sustainability in coffee production in three ways: by agreeing to provide technical assistance and training to improve living and working conditions on coffee farms and certifying the performance of those farms; through Kraft's purchase of significant and increasing amounts of certified sustainable coffee and blending it into Kraft's mainstream coffee brands across Europe; and by stimulating consumer demand through the introduction of 100% certified brands in key market sectors within Western Europe and the US.

KRAFT'S INVOLVEMENT

Kraft is providing capital to support the certification program in the first year. This grassroots support is vital to the long term sustainable development of coffee production. Kraft's initial commitment is to purchase 2,400 metric tons of certified coffee in the first year. Kraft aims to purchase increasing quantities in subsequent years as more certified coffee becomes available and demand increases. This is a significant amount of the current total output of Rainforest Alliance certified coffee and represents an important expansion of the global market for sustainable coffees.

Blending certified coffee into various of our mainstream coffee brands, which include such well-known names as Kenco, Jacobs and Maxwell House is a key feature of the program, as it moves the concept of sustainable coffee beyond the realm of speciality products and into the mainstream market for the first time. Certified coffee will be blended into mainstream products beginning in early 2004. The 100% certified coffee brands are expected to be available later that year.

CERTIFICATION

Rainforest Alliance certification standards cover all aspects of production including environment, human welfare, and economic aspects. The standards guide farmers toward true sustainable agriculture and give independent auditors a yardstick with which to measure improvements. Farms that meet the standards are awarded the Rainforest Alliance Certified™ seal of approval, which is a prestigious badge that can be used to market farm products.

Rainforest Alliance certification standards are a recognized assurance that farms meet standards in the following areas: ecosystem protection and reforestation; wildlife conservation; good community relations; fair treatment and good conditions for workers; integrated crop management (restricted and justified or no use of agrochemicals); soil and water conservation; pollution control; complete and integrated management of all by-products and wastes; and planning and monitoring for continual improvements.

Social and labor conditions are reviewed by experienced auditors on every certified farm every year. Children are allowed to accompany their families during the harvest so long as it does not interfere with school. Minors are not allowed to perform dangerous or very strenuous jobs, such as driving machinery, or apply agrochemicals. Forced labor of any kind is prohibited and workers are paid at least the legal minimum wage.

Leading national NGOs have shown that certified coffee farms can help conserve precious watersheds that supply freshwater to farms and communities downstream. SAN groups are also demonstrating that coffee farms can buffer and extend parks and even serve as "biological corridors" that allow wildlife to migrate. A coffee farm can be a refuge for wildlife, from birds and butterflies to bats and wild cats.

OUTCOME

Certification will enable farmers to command premium prices for their higher quality, certified coffee – up to 20% more than the market price.

The total program will help improve the livelihoods and living and working conditions of 100,000 farmworkers, and their families and help conserve native forests and other critical ecosystems on more than 25,000 hectares in Mexico, Colombia, Brazil and Central America.



EXHIBIT D-1

KRAFT Kraft Foods

Home | Profile | Investors | Newsroom | Careers | Brands | Contacts | Search

Newsroom

KRAFT FOODS PARTNERS WITH RAINFOREST ALLIANCE ON SUSTAINABLE COFFEE INITIATIVE

NORTHFIELD, IL, October 7, 2003 - Kraft Foods Inc. (NYSE: KFT), a global leader in branded food and beverages, announced today a new partnership with recognized international conservation leader, the Rainforest Alliance, to support the development of sustainable coffee production in Mexico, Colombia, Brazil and Central America.

Under the partnership arrangement, Kraft Foods is committing its support for sustainable coffee in three important ways: by funding technical assistance and training to improve living and working conditions on coffee farms; by purchasing significant and increasing quantities of certified sustainable coffee to blend into its mainstream European brands; and by stimulating consumer demand through the introduction of 100% certified products under existing trademarks in key markets within Western Europe and the US.

The certified beans will come from coffee farms in Latin America that are audited and approved by the Rainforest Alliance and other members of the Sustainable Agriculture Network as being sustainably managed.

"We are delighted to partner with the Rainforest Alliance and link our sustainability efforts to a widely respected organization with an established certification protocol and a strong local presence in major coffee growing areas," said Annemieke Wijn, Kraft Foods Senior Director of Commodity Sustainability Programs.

Kraft Foods has been supporting sustainable coffee production for over a decade, most notably in public / private partnership projects in Colombia, Peru and Vietnam. The new partnership with the Rainforest Alliance is the latest initiative in the company's long-standing commitment to coffee farmers.

"This commitment by Kraft Foods is powerful evidence that the concept of sustainable coffee, once limited to niche markets, is ready to enter the mainstream coffee market. Our partnership is an extraordinary step forward in advancing sustainable coffee farming and we are pleased to partner with Kraft Foods on this important initiative," said Tensie Whelan, executive director of the Rainforest Alliance.

# # #

Kraft Foods Inc. is the largest branded food and beverage company headquartered in the United States and the second largest worldwide. Kraft Foods markets many of the world's leading food brands, including *Kraft* cheese, *Jacobs* and *Maxwell House* coffees, *Nabisco* cookies and crackers, *Philadelphia* cream cheese, *Oscar Mayer* meats, *Post* cereals, and *Milka* chocolates, in more than 150 countries.

More information about Kraft is available on the company's corporate website at http://www.kraft.com.

Notes to Editors
Sustainable coffee production aims to grow coffee without damaging the environment, with improved social conditions for farmers and workers and in a way that provides farmers with better returns for their coffee.

As the world's largest coffee company, Kraft Foods has been engaging in activities to promote sustainable coffee for over a decade. Kraft Foods has been active in a number of projects to help coffee farming communities improve the quality of their production and the sustainability of their farms. Kraft Foods has also been working with local coffee organizations, international development groups and government agencies to improve agricultural and environmental practices in coffee-growing countries, thereby helping farmers produce quality coffee beans that command higher prices.

For 15 years, the Rainforest Alliance has been an international leader in verifying compliance with standards for eco-friendly and socially responsible farming and forestry. Coffee, like some other commodities, is subject to highly volatile trading cycles. Due to overproduction, coffee farmers are facing historically low prices for their crops, and the human and environmental impacts are reverberating throughout the coffee growing regions. The Rainforest Alliance believes that a long-term solution to the problems in the coffee producing areas will only be found in a strategy that embraces all three pillars of sustainability - economic, ecology and ethics.

More information about the Rainforest Alliance is available on the organization's website at http://www.rainforest-alliance.com.

One of Rainforest Alliance's best known programs is the Better Banana Project (BBP). This certification program focuses on encouraging farmers to grow bananas without the aid of agrochemicals through Best Management Practices, Integrated Crop Management and other schemes. This strategy has been very successful as BBP certified farms have maintained and often even increased production levels while diminishing agrochemical dependence.

Contact:
Patricia Riso
Kraft Foods (North America)
914 335 6993

Jonathan Atwood
Kraft Foods (International)
914 335 1473

Joanna Scott
Kraft Foods (International)
44 1242 28 44 98

KFT Kraft Foods $31.03 Change -0.37
Minimum 20 minutes delayed

Food Links

EXHIBIT D-2

KRAFT Kraft Foods

Home Profile Investors Newsroom Careers Brands Contacts Search

Newsroom

KRAFT FOODS TO SERVE RAINFOREST ALLIANCE CERTIFIED SUSTAINABLE COFFEE TO MAINSTREAM MARKET

NEW YORK, NY, October 7, 2003 - The Rainforest Alliance today announced a unique partnership with Kraft Foods to promote sustainability and equity from the coffee farm to the consumers' cup. In an unprecedented multi-year arrangement, Kraft Foods has committed to purchase over 5 million pounds of coffee in the first year from farms in Brazil, Colombia, Mexico and Central America that have been certified as sustainably managed by the Rainforest Alliance. Ongoing monitoring and verification of compliance of these farms will be provided by Rainforest Alliance and members of the Sustainable Agriculture Network.

The new partnership, under development for more than a year, commits Kraft Foods to increasing purchases of certified coffee, paying more to farmers that employ sustainable farm management practices, and importantly, deepening the company's engagement with coffee producing communities.

"The Rainforest Alliance and Kraft Foods have been addressing social, economic and environmental issues in coffee production for many years. Given Kraft's global leadership in coffee sales, this partnership is the first indisputable evidence that the concept of sustainability, once limited to niche markets, is ready to enter the mainstream. This signals an institutional change," said Tensie Whelan, executive director of the Rainforest Alliance. She added, "With this unprecedented commitment from Kraft Foods, we will be able to demonstrate that coffee farming can be environmentally friendly, equitable and profitable."

In addition to purchasing certified coffee, Kraft Foods will support further development of the Sustainable Agriculture Network, including the training of local specialists to assist farmers achieve certification. In addition, the Rainforest Alliance will train local auditors and continue to build alliances among farmers, NGOs, coffee associations and agriculture research institutions.

"We have already demonstrated that certified farms can be havens for wildlife and good places to work, as well as economically viable and outstanding community citizens," said Juan Marco Alvarez, executive director of SalvaNATURA, a member of the Sustainable Agriculture Network. He added, "This partnership with Kraft Foods will allow us to greatly expand the reach of the program to help us bring the benefits of the certification to the hundreds of farms already in the pipeline throughout Latin America."

According to Simon Antonio Chavez, the manager of one of the co-operatives certified by SalvaNATURA, this new partnership offers great promise for farmers in the region. "This news motivates us. The certification program has helped us in protecting nature and makes life better for the families in the co-operative. We are glad to hear that a big company like Kraft is now buying certified coffee."

The Rainforest Alliance partnership is the latest initiative in Kraft's long-standing commitment to coffee farmers. "Kraft Foods has been promoting sustainability for more than a decade, most notably in Colombia, Peru and Vietnam. Our partnership with the Rainforest Alliance is another way for us to further strengthen sustainability in coffee production. Combining economic stability with environmental protection and decent social standards is an important way to ensure a long-term future for the world's coffee community," said Annemieke Wijn, Kraft Foods' Senior Director for Commodity Sustainability Programs.

###

Contact:
Sabrina Vigilante
Rainforest Alliance
212 677 1900

Frank Hicks
Rainforest Alliance
506 234 8916 (Costa Rica)

Juan Marco Alvarez
SalvaNATURA
503 279 1515

Tensie Whelan
Rainforest Alliance
212 677 1900

Patricia Riso
Kraft Foods (North America)
914 335 6993

Jonathan Atwood
Kraft Foods (International)
914 335 1473

Joanna Scott
Kraft Foods (International)
44 1242 28 44 98

Notes for Editors
For 15 years, the Rainforest Alliance has been an international leader in verifying compliance with standards for ecofriendly and socially responsible farming and forestry. Coffee, like some other commodities, is subject to highly volatile trading cycles. Due to overproduction, coffee farmers are facing historically low prices for their crops, and the human and environmental impacts are reverberating throughout the coffee growing regions. The Rainforest Alliance believes that a long-term solution to the problems in the coffee producing areas will only be found in a strategy that embraces all three pillars of sustainability – economic, ecology and ethics. More information about the Rainforest Alliance is available on the organization's website at http://www.rainforest-alliance.org.

The Sustainable Agriculture Network standards are rigorous, comprehensive and verifiable. In order to gain certification, farmers must conserve forests and other natural ecosystems; protect wildlife; control pollution and agrochemical use; properly manage soil, waster and wastes; provide safe conditions, good basic services and fair pay to workers; and maintain good relations with the local community.

Kraft Foods Inc. is the largest branded food and beverage company headquartered in the United States and the second largest worldwide. Kraft Foods markets many of the world's leading food brands, including *Kraft* cheese, *Jacobs* and *Maxwell House* coffees, *Nabisco* cookies and crackers, *Philadelphia* cream cheese, *Oscar Mayer* meats, *Post* cereals and *Milka* chocolates, in more than 150 countries.

EXHIBIT E

MMA-online

Helping you make choices that reflect your faith and val

What is MMA? | Financial services | Insurance services | Education and resources

MMA
Stewardship

Navigation
◀ back

Quick links
Main news page

Advocacy groups and shareholders persuade Procter & Gamble to offer fair trade coffee: Largest U.S. coffee company to pay farmers a fair price

Procter & Gamble and a shareholder coalition have agreed on a plan to make fair-trade coffee much more widely available to the public and to pay coffee farmers a fair price for their product.

MMA was part of this coalition, which had been in discussions with P&G about its practices. These meetings, as well as pressure from consumers, people of faith, human rights activists, and humanitarian organizations, led to the decision by P&G, the world's largest coffee seller.

With P&G's announcement that it will offer Fair Trade Certified™ coffee through Millstone (its specialty coffee division), the advocacy group has agreed to suspend its campaign against the corporation and the shareholders have withdrawn the resolution they had filed on the issue.

MMA is also taking a lead role in a similar coalition in talks with a P&G competitor, **Sara Lee**, on fair-trade coffee. MMA is also participating in similar discussions with **Kraft**.

Mennonites, Anabaptists, and their congregations have readily embraced the justice of fair trade coffee. MMA is co-sponsor with MCC to promote fair-trade coffee among congregations, as part of a new project launched in July. Read about the MCC U.S. Coffee Project.

September 2003

Further rea

- Procter & releases de Millstone
- Shareholde announces details.
- Learn mor MMA's in in the fair issue.

What is MMA? | Financial services | Insurance services | Education and resources
Home .:: Contacts · Privacy notice · Careers at MMA ::. Top of page

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 16, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Kraft Foods Inc.
Incoming letter dated December 16, 2003

The proposal requests that the Board of Directors review its policies related to the effects of the steep decline in coffee prices and publish a report that is made available to shareholders by October 2004.

There appears to be some basis for your view that Kraft may exclude the proposal under rule 14a-8(i)(7), as relating to Kraft's ordinary business operations (i.e., purchases of raw materials). Accordingly, we will not recommend enforcement action to the Commission if Kraft omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Kraft relies.

Sincerely,

John J. Mahon
Attorney-Advisor